                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                             GLOBAL GOLD CORPORATION
                             -----------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    37933T209
                                    ---------
                                 (CUSIP Number)

                                 Joanne Tuckman
                             Chief Financial Officer
                             Firebird Management LLC
                        152 West 57th Street, 24th Floor
                               New York, NY 10019
                                 (212) 698-9260
                       ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 29, 2005
                        ------------------------------
            (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13(d)1-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 (the "Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes).



CUSIP NO. 37933T209
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Management LLC(1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [_]
                                            b.  [_]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   9,873,167 (1)
     Beneficially
       Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              9,873,167 (1)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                     9,873,167 (1)
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [_]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   45.9%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                              IA


(1) The controlling members of the Reporting Person are Harvey Sawikin and Ian
Hague. The Reporting Person may be deemed the beneficial owner of 2,588,167 shares (or 12.1% of the outstanding shares of Common Stock of the issuer, which includes 1,000,000 shares issuable upon the exercise of Warrants and Stock
Warrants (as defined in Item 3 hereof)) in its capacity as the investment adviser to Firebird Republics Fund, Ltd. (the "Republics Fund"), which is the holder of such shares. As the investment adviser of the Republics Fund, the
Reporting Person has voting and investment control with respect to the shares.
The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Global Master Fund, Ltd., and Firebird Avrora Fund, Ltd.,
that hold respectively 4,700,000 shares (including 2,000,000 shares issuable upon the exercise of Warrants and Stock Warrants) and 2,585,000 shares
(including 1,000,000 shares issuable upon the exercise of Warrants and Stock
Warrants), as a result of common management of the investment advisers of each such fund.



CUSIP NO. 37933T209
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  FGS Advisors, LLC(1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [_]
                                            b.  [_]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [_]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   9,873,167 (1)
     Beneficially
       Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              9,873,167 (1)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                 9,873,167 (1)
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [_]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   45.9%
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            IA



(1) The controlling members of the Reporting Person are Harvey Sawikin and James
Passin. The Reporting Person may be deemed the beneficial owner of 4,700,000 shares (or 21.9% of the outstanding shares of Common Stock of the issuer, which includes 2,000,000 shares issuable upon the exercise of Warrants and Stock
Warrants) in its capacity as the investment adviser to Firebird Global Master
Fund, Ltd. (the "Global Master Fund"), which is the holder of such shares. As the investment adviser of the Global Master Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird
Republics Fund, Ltd., and Firebird Avrora Fund, Ltd., that hold respectively
2,588,167 (including 1,000,000 shares issuable upon the exercise of Warrants and
Stock Warrants) and 2,585,000 (including 1,000,000 shares issuable upon the exercise of Warrants and Stock Warrants), as a result of common management of the investment advisers of each such fund.



CUSIP NO. 37933T209
--------------------------------------------------------------------------------------------------------------------
1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (Entities Only)

                  Firebird Avrora Advisors LLC(1)
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box If a Member of a Group
                                            a.  [_]
                                            b.  [_]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source of Funds
                  AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [_]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization

                  New York
--------------------------------------------------------------------------------------------------------------------
                       7      Sole Voting Power                             0
      Number of
        Shares         8      Shared Voting Power                   9,873,167 (1)
     Beneficially
      Owned by
         Each          9      Sole Dispositive Power                        0
      Reporting
     Person With       10     Shared Dispositive Power              9,873,167 (1)

--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person                     9,873,167 (1)
--------------------------------------------------------------------------------------------------------------------
12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [_]
--------------------------------------------------------------------------------------------------------------------
13       Percent of Class Represented By Amount in Row (11)   45.9% (1)
--------------------------------------------------------------------------------------------------------------------
14       Type of Reporting Person

                                            IA


(1) The controlling members of the Reporting Person are Harvey Sawikin and Ian
Hague. The Reporting Person may be deemed the beneficial owner of 2,585,000 shares (or 12.0% of the outstanding shares of the Common Stock of the issuer, which includes 1,000,000 shares issuable upon the exercise of Warrants and Stock
Warrants) in its capacity as the investment adviser to Firebird Avrora Fund,
Ltd. (the "Avrora Fund"), which is the holder of such shares. As the investment adviser of the Avrora Fund, the Reporting Person has voting and investment control with respect to the shares. The Reporting Person may also be deemed a member of a group with the investment advisers of Firebird Republics Fund, Ltd., and Firebird Global Master Fund, Ltd., that hold respectively 2,588,167
(including 1,000,000 shares issuable upon the exercise of Warrants and Stock
Warrants) and 4,700,000 (including 2,000,000 shares issuable upon the exercise of Warrants and Stock Warrants), as a result of common management of the investment advisers of each such fund.

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on November 4, 2004
(the "Schedule 13D"), and on Amendment No. 1 on Schedule 13D/A originally filed on March 25, 2005 with respect to the common stock, par value $0.001 per share
(the "Common Stock") of Global Gold Corporation, a Delaware corporation (the
"Company"). The Company's principal executive office is located at 104 Field
Point Road, Greenwich, CT 06830.

         Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 2 as follows:

ITEM 3.           SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of the purchase price of US$1,500,000 in respect of the acquisition of shares of Common Stock on July 29, 2005 was paid from the working capital of the private investment funds that purchased the subject securities at the direction of the Reporting Persons. As discussed in Item 5 below, certain of the shares of Common Stock acquired on July 29, 2005 are issuable to such private investment funds upon the exercise at any time prior to
July 31, 2007 of common stock warrants (each a "Stock Warrant" and collectively the "Stock Warrants") and exercisable at the discretion of the Reporting
Persons.

ITEM 4.           PURPOSE OF TRANSACTION.

         The information in Item 4 is hereby supplemented with the addition of the following information:

         The shares of Common Stock to which this Amendment No. 2 relates have been acquired for investment purposes.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and (b) are hereby amended to read in their entirety as follows:

(a)      The Reporting Persons may be deemed the beneficial owners in the aggregate of 9,873,167 shares of Common Stock, representing 45.9% of the Common
Stock, consisting of (i) an aggregate of 3,000,000 shares of Common Stock purchased on November 4, 2004, (ii) an aggregate of 3,000,000 shares of Common
Stock issuable upon exercise of Warrants, (iii) an aggregate of 873,167 shares of Common Stock purchased at the closing of the Share Purchase Agreement described by Amendment No. 1, (iv) an aggregate of 2,000,000 shares of Common
Stock purchased on July 29, 2005, and (v) an aggregate of 1,000,000 shares of
Common Stock issuable upon the exercise of the Stock Warrants.

         Other than as described in this Item 5, to the knowledge of the
Reporting Persons no shares of Common Stock are beneficially owned by any of the persons named in Item 2.

(b)      For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Persons may be deemed the beneficial owners of the Common Stock described in Item 5(a) above because, (i) Management acts as investment adviser to Republics Fund which owns 2,588,167 shares of Common Stock (including an aggregate of 1,000,000 shares issuable upon exercise of the Warrants and Stock
Warrants held by such fund), (ii) FGS acts as investment adviser to Global
Master Fund which owns 4,700,000 shares of Common Stock (including an aggregate of 2,000,000 shares issuable upon exercise of the Warrants and Stock Warrants held by such fund), and (iii) Avrora acts as investment adviser to Avrora Fund which owns 2,585,000 shares of Common Stock (including an aggregate of 1,000,000 shares issuable upon exercise of the Warrants and Stock Warrants held by such fund; collectively, the "Funds",

and individually each a "Fund"). As investment advisers to the Funds, each
Reporting Person has voting and investment control with respect to the shares of
Common Stock held by the Fund it advises.

         Item 5(c) is hereby supplemented with the addition of the following information:

(c)      During the past sixty days, the Funds have entered into the transactions described below in respect of the Company's Common Stock:

         Republics Fund entered into a Subscription Agreement with the Company dated as of July 1, 2005 pursuant to which Republics Fund acquired 500,000 shares of Common Stock and Stock Warrants (which upon exercise provide for the issue of 250,000 shares of Common Stock) from the Company for a purchase price of $375,000. Global Master Fund entered into a Subscription Agreement, dated as of July 1, 2005 with the Company pursuant to which Global Master Fund acquired
1,000,000 shares of Common Stock and Stock Warrants (which upon exercise provide for the issue of 500,000 shares of Common Stock). Avrora Fund entered into a
Subscription Agreement dated as of July 1, 2005 pursuant to which Avrora Fund acquired 500,000 shares of Common Stock and Stock Warrants (which upon exercise provide for the issue of 250,000 shares of Common Stock). Each of the Reporting
Persons purchased the shares at $0.75 per share.

(d)      The Funds have the right to receive proceeds from sale or other disposition of the subject securities.

(e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby supplemented with the addition of the following information:

         As discussed in response to Item 5(c) above, each Fund and the Issuer entered into a Subscription Agreement dated as of July 1, 2005 (the closing of which occurred on July 29, 2005) pursuant to which the Funds acquired in aggregate 3,000,000 shares of Common Stock (including 1,000,000 shares issuable upon exercise of the Stock Warrants) from the Issuer for an aggregate purchase price of $1,500,000.

         Except as otherwise described original Schedule 13D and this amendment, there are no other contracts, arrangements, understandings or relationships
(legal or otherwise) between the Reporting Persons and any person with respect to any shares of Common Stock of the Company, including, but not limited to, transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement dated August 8, 2005.
         2.       Subscription Agreement
         3.       Subscription Agreement
         4.       Subscription Agreement
         5.       Registration Rights Agreement
         6.       Registration Rights Agreement
         7.       Registration Rights Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2005

                                           FIREBIRD MANAGEMENT LLC

                                           By:    /s/ Harvey Sawikin
                                                  --------------------------
                                           Name:  Harvey Sawikin
                                           Title: Principal

                                           FGS ADVISORS, LLC

                                           By:    /s/ James Passin
                                                  --------------------------
                                           Name:  James Passin
                                           Title: Principal

                                           FIREBIRD AVRORA ADVISORS LLC

                                           By:    /s/ Harvey Sawikin
                                                  --------------------------
                                           Name:  Harvey Sawikin
                                           Title: Principal